Exhibit 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities
as of March 31, 2020

The following is a list of guarantors of the 3.625% Senior Notes due 2020, 5.000% Senior Notes due 2021, 3.150% Senior Notes due 2022, 4.650% Senior Notes due 2025, and 4.500% Senior Notes due 2029 issued by Pentair Finance S.à r.l., which is a wholly-owned subsidiary of Pentair plc:

Name of Guarantor	Jurisdiction of Incorporation
Pentair plc	Ireland
Pentair Investments Switzerland GmbH	Switzerland